Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(in millions)

	Three months ended September 30,				Six months ended September 30,
	2013		2012		2013		2012
Earnings
Consolidated income before provision for income taxes	$366		$406		$682		$893
Fixed Charges	159		214		335		428

Earnings	$525		$620		$1017		$1321

Fixed Charges
Interest expense	$158		$213		$333		$426
Interest portion of rental expense (1)	1		1		2		2

Total fixed charges	$159		$214		$335		$428

Ratio of earnings to fixed charges	3.30	x	2.90	x	3.04	x	3.09	x

(1)	One third of all rental expense is deemed to be interest.